Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

May 31, 2017

£500,000,000

2.250% Notes due 2029

FINAL TERM SHEET

May 31, 2017

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Legal Format:	SEC Registered

Security:	2.250% Notes due 2029

Size:	£500,000,000

Expected Ratings (Moody’s / S&P)*:	A3 / A- (Stable / Stable)

Maturity Date:	June 30, 2029

Coupon:	2.250% per annum, payable annually

Price to Public:	99.940%

Underwriting Discount:	0.500%

Net Proceeds, Before Expenses, to Issuer:	£497,200,000

Benchmark Gilt:	UKT 6.000% due December 7, 2028

Benchmark Gilt Yield / Price:	1.073% / 153.240%

Spread to Mid-Benchmark Gilt:	+117 basis points

Reoffer Yield (semi-annual):	2.243%

Reoffer Yield (annual):	2.256%

Interest Payment Dates:	June 30 of each year, commencing June 30, 2018 (long first coupon)

Day Count Convention:	Actual / Actual (ICMA)

Make-Whole Call:	Comparable Government Bond Rate plus 20 basis points

Settlement Date:	June 7, 2017 (T+5)

Trade Date:	May 31, 2017

Use of Proceeds:	Prologis L.P. intends to use a portion of the net proceeds for the full or partial redemption of one or more series of its notes due in 2019, which may include its 6.625% notes due December 1, 2019, its 2.750% notes due February 15, 2019, and its 7.375% notes due October 30, 2019 and the 7.375% notes due October 30, 2019 of its wholly-owned subsidiary, Prologis. Prologis L.P. will use the remaining net proceeds for general corporate purposes, including to repay or repurchase other indebtedness. In the short term, Prologis L.P. intends to use the net proceeds to repay borrowings under its multi-currency senior term loan.

Denominations:	£100,000 x £1,000

ISIN / Common Code / CUSIP:	XS1577961862 / 157796186 / 74340X BF7

Listing:	The issuer intends to apply to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	HSBC Bank plc
J.P. Morgan Securities plc
Merrill Lynch International
Citigroup Global Markets Limited
Morgan Stanley & Co. International plc
Goldman Sachs & Co. LLC
Wells Fargo Securities International Limited

Senior Co-Managers:	Mizuho International plc
MUFG Securities EMEA plc
PNC Capital Markets LLC
Scotiabank Europe plc
SMBC Nikko Capital Markets Limited
U.S. Bancorp Investments, Inc.

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas
Crédit Agricole Corporate and Investment Bank
ING Bank N.V., Belgian Branch
Regions Securities LLC
The Royal Bank of Scotland plc (trading as NatWest Markets)
TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: HSBC Bank plc at 1-866-811-8049 or J.P. Morgan Securities plc at +44-207-134-2468 or Merrill Lynch International at +44-207-995-3966.